07023504

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

May 8, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Westfield Group Quarterly Operational Presentation. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY 16 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-35029

Westfield

8 May 2007

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
1st QUARTER 2007 - REVIEW

The Westfield Group Quarterly Operational Presentation is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

82-35029

Westfield Group

1st Quarter 2007 – Review

8 May 2007

All Dollar amounts in this presentation refer to Australian Dollars unless otherwise stated.

Westfield

1st Quarter Review

- Highlights
- Shopping Centre Operating Performance
- Retail Sales
- Global Development Activity
- Current Projects
- Future Major Projects
- Appendix

Westfield

Highlights

Operations

- Solid specialty store rental growth achieved with almost full occupancy maintained in Australia, New Zealand and the United Kingdom portfolios. In the United States the portfolio was 93.4% leased at 31 March 2007
- Strong retail sales performance across all markets with specialty stores in the United States and Australia showing increases of 6% and in New Zealand up 5% for the quarter. The United Kingdom market also performed well with total retail sales increasing 5.7% for the quarter

Development

- Currently 19 major projects under construction at a forecast cost of \$7.6 billion (WDC share \$5.4 billion)
- Anticipate the completion of 10 major projects during 2007 at a total cost of \$1.9 billion (WDC share \$1.3 billion)
- Commenced 4 projects in the first quarter at a forecast total cost of \$1.1 billion (WDC share \$0.9 billion)

Westfield

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Comparable Average Specialty Store Rent	
			Number	Area	Amount[1]	Growth[3]
Australia & New Zealand	> 99.5%	16.3%	470	53,741 sqm	$1,209 psm NZ$999 psm	5.2%
United States	93.4%	13.6%	310	779,169 sqft	US$43.18 psf	4.4%
United Kingdom	> 99.0%	n/a	31	7,138 sqm	£633 psm	7.1%

[1] As at 31 March 2007
[2] 3 months to 31 March 2007
[3] 31 March 2007 compared to 31 March 2006

Westfield

Retail Sales Overview[1]

	Period to 31 March 2007		
	MAT	12 months Growth	3 months Growth
United States[2]			
Specialties	US$7.5 bn	4.7%	6.0%
Australia			
Majors		3.7%	4.1%
Specialties*		5.1%	6.0%
Total	$18.9 bn	4.7%	5.2%
United Kingdom[3]			
Comparable		3.1%	3.4%
Total		5.5%	5.7%
New Zealand			
Specialties*		2.7%	5.0%
Total	NZ$1.8 bn	3.1%	4.8%

** Includes larger format specialties*

[1] All sales growth figures are reported on a comparable basis
[2] US represents growth in sales per square foot
[3] British Retail Consortium-KPMG retail sales report

Westfield

Global Development Activity

- **19 projects currently under construction with an estimated total cost of $7.6 billion (WDC share $5.4 billion)**

	No. of Projects	Estimated Total Cost	Target Weighted Average Yield[1]
United States	10	US$1.1 bn	9.9 – 10.4%
Australia & New Zealand	7	$1.6 bn	8.5 – 9.0%
United Kingdom – Derby	1	£0.3 bn	8.25 – 8.75%
– London	1	£1.6 bn	5.25 – 5.75%
Total	**19**	**$7.6 bn**	

- **Commenced 4 developments in the first quarter at a total forecast cost of $1.1 billion and a forecast weighted average development yield of 8.1% – 8.6%**
  - Australia: Bay City, Doncaster, Plenty Valley
  - New Zealand: Manukau

[1] *Stabilised income/Westfield Group cost*

Westfield

Global Development Activity continued...

- **Anticipate the completion of 10 developments during 2007 at a total cost of $1.9 billion (WDC share $1.3 billion)**
  - United States: Brandon, Southpark, Garden State Plaza, Sarasota, Annapolis, Old Orchard
  - Australia: Kotara, North Lakes
  - New Zealand: Albany
  - United Kingdom: Derby
- **Expect to commence between $1.5 and $2.0 billion of projects in 2007**


Scope – Redevelopment
Additional GLA: 260,000 sqf
Completed GLA: 1,470,000 sqf
Estimated Cost: US$150 million
Estimated Yield: 10.0 – 10.5%
Key Anchors: JC Penney, Lord & Taylor
Nordstrom, Macy's, Sears
Anticipated Completion: Q4 2007
Westfield Annapolis (US)
Current Construction
8

Scope – Redevelopment

Additional GLA:	379,600 sqf
Completed GLA:	1,686,400 sqf
Estimated Cost:	US$230 million
Estimated Yield:	10.0 – 10.5%
Key Anchors:	JC Penney, Macy's, Nordstrom, Sears, AMC Theatres

Anticipated Completion: Q1 2009


amc

Westfield Southcenter (US)

Artist Impression – on Completion


Scope – Redevelopment
Additional GLA: 310,000 sqf
Completed GLA: 1,340,000 sqf
Estimated Cost: US$240 million
Estimated Yield: 9.5 – 10.0%
Key Anchors: JC Penney, Macy's, Nordstrom, Sears
Anticipated Completion: Q1 2009
Westfield Galleria at Roseville (US)
Current Construction
10

Scope – Redevelopment

Additional GLA:	64,000 sqm
Completed GLA:	125,000 sqm
Estimated Cost:	$600 million
Estimated Yield:	7.75 – 8.25%
Key Anchors:	David Jones, Myer, Kmart, Big W, Coles, Safeway Village Cinemas

Anticipated Completion: Q4 2008



Westfield Doncaster (Aus)

Artist Impression – on Completion


Scope – New Centre
Westfield Group's first New Zealand greenfield site and the Group's largest development project in New Zealand
Completed GLA: 50,000 sqm
Anchors: Farmers, Kmart, New World, SkyCity cinema
Estimated Cost: NZ $205 million
Estimated Yield: 10.1 – 10.6%
Anticipated Completion: Q4 2007
Westfield Albany (NZ)
Current Construction
12



Scope – Redevelopment

Additional GLA:	68,000 sqm
Completed GLA:	100,000 sqm
Estimated Cost:	£340 million
Estimated Yield:	8.25 – 8.75%
Key Anchors:	Debenhams, Marks and Spencer, Next, Sainsbury, Cinema de Lux

Anticipated Completion: Q4 2007

Westfield Derby (UK)

Current Construction


MAC

Westfield Derby (UK)
Artist Internal Impression on Completion


Scope – New Centre
Total GLA: 150,000 sqm
Anchors: Debenhams, Marks and Spencer, Waitrose, House of Fraser, Next, Cinema de Lux
Estimated Cost: £1.6 billion
Estimated Yield: 5.25 – 5.75%
Anticipated Completion: Q4 2008
Westfield London (UK)
Current Construction


Westfield London (UK)
Artist Internal Impression on Completion

Westfield

Future Major Projects

United States

- Belden Village (Ohio)
- Century City Phase II (California)
- Chicago Ridge (Illinois)
- Fashion Square (California)
- Fox Hills (California)*
- Horton Plaza (California)
- Mainplace (California)*
- Montgomery (Maryland)
- North County (California)*
- Palm Desert (California)*
- Plaza Camino Real (California)*
- Santa Anita (California)*
- Southgate (Florida)
- UTC (California)*
- Valencia (California)
- Valley Fair (California)
- West Covina (California)*
- West Valley (California)

Australia & New Zealand

- Belconnen (ACT)
- Booragoon (WA)
- Carindale (QLD)
- Fountain Gate (VIC)
- Macquarie (NSW)
- Marion (SA)
- Mt Gravatt (QLD)
- Newmarket (NZ)
- North Lakes (QLD)
- Pacific Fair (QLD)
- Riccarton (NZ)
- Sydney CBD (NSW)
- Tea Tree Plaza (SA)
- Warringah (NSW)

United Kingdom

- Broadway (Bradford)
- Merry Hill (Birmingham)
- Sprucefield (Lisburn, Northern Ireland)
- Stratford City (East London)
- The Broadmarsh Centre (Nottingham)
- The Friary (Guildford)

** Includes redevelopment of Federated Stores*

Westfield Group

1st Quarter 2007 – Review

Appendix

Portfolio Summary

	United States	Australia	United Kingdom	New Zealand	Total
Centres	59	44	7	11	121
Retail Outlets	9,050	11,500	750	1,500	22,800
GLA (million sqm)	6.2	3.5	0.3	0.3	10.3
Westfield Asset Value (billion)[1]	US$15.6	$19.3	£1.0	NZ$2.6	$43.4[1]
Assets Under Management (billion)[2]	US$18.9	$25.2	£3.9	NZ$2.8	$60.6[2]

Gross Lettable Area


UK
3%
Australia
34%
US
60%
NZ
3%

Assets Under Management


UK
16%
Australia
41%
US
39%
NZ
4%

[1] *WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment*

[2] *WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment*

Note: Exchange rates as at 31 March 2007 were AUD/USD 0.8057, AUD/GBP 0. 4104, AUD/NZ 1. 1337.

Westfield

Comparable Retail Sales Growth by Category

Australia

	Period to 31 March 2007	
	12 months	3 months
Department Stores	7.7%	6.7%
Discount Dept. Store	0.2%	3.1%
Supermarkets	2.5%	1.9%
Cinemas	0.2%	(3.5)%
Fashion	3.8%	4.6%
Food Catering	4.2%	4.6%
Food Retail	6.5%	6.4%
Footwear	10.2%	8.1%
General Retail	6.7%	7.4%
Homewares	0.8%	4.3%
Jewellery	4.0%	10.0%
Leisure	11.4%	10.3%
Retail Services	5.8%	9.2%
Specialties*	5.1%	6.0%
TOTAL	4.7%	5.2%

** Specialty stores are inclusive of larger format specialties*

Westfield

Comparable Retail Sales Growth by Category

United States

	Period to 31 March 2007	
	12 months	3 months
Fashion	4.6%	9.0%
▪ Women's ready to wear	6.4%	8.2%
▪ Unisex	3.4%	13.2%
Jewellery	0.5%	(3.2)%
Leisure	7.0%	6.4%
Food Retail	3.2%	3.2%
General Retail	5.8%	4.5%
Cinemas	5.9%	7.3%

Westfield

Current Projects

United States – Approx US$1.1 billion

Forecast	Total Cost[1] US$ million	Yield Range	Anticipated Completion
Brandon (Florida)	60	11.0 – 11.5 %	Qtr 2 '07
Southpark (Ohio)	60	10.5 – 11.0%	Qtr 2 '07
Garden State Plaza (New Jersey)	100[2]	9.5 – 10.0 %	Qtr 2 '07
Sarasota (Florida)	50	9.0 – 9.5 %	Qtr 3 '07
Annapolis (Maryland)	150	10.0 – 10.5 %	Qtr 4 '07
Old Orchard (Illinois)	30	10.5 – 11.0 %	Qtr 4 '07
Plaza Bonita (California)	80	10.0 – 10.5 %	Qtr 1 '08
Topanga – Stage 2 (California)	50	9.5 – 10.0 %[3]	Qtr 4 '08
Southcenter (Washington)	230	10.0 – 10.5 %	Qtr 1 '09
Galleria at Roseville (California)	240	9.5 – 10.0 %	Qtr 1 '09
Total	**1,050**	**9.9 – 10.4%**	

[1] Excludes project profits except for joint ventures
[2] Westfield Group share 50% – US$50m
[3] Yield range of entire project – Stage 1 (US$300million) completed and opened

Westfield

Current Projects
Australia & New Zealand – Approx $1.6 billion

	Total Cost[1] $ million	Yield Range	Anticipated Completion
Kotara (Newcastle)	170	8.8 – 9.1%	Qtr 3 '07
Albany (Auckland)	NZ 205	10.1 – 10.6%	Qtr 4 '07
North Lakes (Brisbane)[2]	155	9.0 – 9.3%	Qtr 4 '07
Plenty Valley (Melbourne)[2]	200	8.9 – 9.4%	Qtr 2 '08
Manukau (Auckland)	NZ 70	8.7 – 9.0%	Qtr 3 '08
Bay City (Geelong)[2]	195	8.2 – 8.7%	Qtr 3 '08
Doncaster (Melbourne)	600	7.75 – 8.25%	Qtr 4 '08
TOTAL	**1,565**	**8.5 – 9.0%**	

[1] *Excludes project profits except for joint ventures*
[2] *Joint venture centres*

Westfield

Current Projects
United Kingdom – Approx £1.94 billion

	Total Cost £ million	Yield Range	Anticipated Completion
Derby	340[1]	8.25 – 8.75%	Qtr 4 '07
London	1,600[2]	5.25 – 5.75%	Qtr 4 '08

END

[1] Includes project profits. Westfield Group share 50% – approximately £170 million
[2] Westfield Group share 50% – approximately £1,000 million